Seir Hill, LLC

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Seir Hill, LLC

We have reviewed the accompanying financial statements of Seir Hill, LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Seir Hill, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
March 11, 2024

Seir Hill, LLC
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note		2023		2022
Assets					
Current Assets					
Cash and cash equivalents	1.e	$	1,807	$	33,057
Prepaid marketing expenses	2		32,500		65,000
Total Current Assets			34,307		98,057
Total Assets			34,307		98,057
Liabilities & Members' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses	3		29,962		24,116
Total Current Liabilities			29,962		24,116
Noncurrent Liabilities					
Related party debt, noncurrent	4		54,756		52,256
Total Noncurrent Liabilities			54,756		52,256
Total Liabilities			84,718		76,372
Members' Equity			(50,411)		21,685
Total Liabilities & Members' Equity		$	34,307	$	98,057

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Seir Hill, LLC

Statement of Income (Unaudited)

For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	1.h	$ 49,878	$ 49,183
Cost of Revenues	1.i	22,130	25,782
Gross Profit (Loss)		27,748	23,401
Operating Expenses			
Salaries and wages		39,839	61,731
Advertising and promotion	1.k	55,242	61,051
Other operating expense		5,676	5,846
Legal and other professional fees and services		10,680	3,340
Office supplies		8,288	2,422
Insurance		1,938	1,685
Communications and information technology		1,572	1,090
Memberships and licenses		1,129	1,487
Travel		822	-
Meals and entertainment		793	211
Charitable contributions and donations		26	250
Total Operating Expenses		126,005	139,113
Operating Income (Loss)		(98,257)	(115,712)
Interest expense		(6,301)	(1,835)
Net Income (Loss)		$ (104,558)	$ (117,547)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Seir Hill, LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2023 and 2022

		Total Members' Equity
Balance at January 1, 2022	$	84,232
Net income (loss)		(117,547)
Member contributions		55,000
Balance at December 31, 2022		21,685
Net income (loss)		(104,558)
Member contributions		32,462
Balance at December 31, 2023	$	(50,411)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Seir Hill, LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022


	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (104,558)	$ (117,547)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Prepaid expenses	32,500	32,500
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	5,846	23,662
Net Cash Provided by (Used in) Operating Activities	(66,212)	(61,385)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt	2,500	37,770
Member capital contributions	32,462	55,000
Net Cash Provided by (Used in) Financing Activities	34,962	92,770
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(31,250)	31,385
Cash, cash equivalents, and restricted cash at beginning of year	33,057	1,672
Cash, Cash Equivalents, and Restricted Cash at End of Year	1,807	33,057
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	1,807	33,057
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 6,301	$ 1,835

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Seir Hill, LLC

Notes to the Financial Statements

For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Seir Hill, LLC (the Company) is the manufacturer of non-alcoholic, spirit-inspired cocktail mixing beverages. Additionally, Seir Hill has plans to produce and sell ready-to-drink non-alcoholic canned cocktails. Seir Hill's primary area of operation is the US, but it also sells to distributors and retail customers in Canada.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Seir Hill, LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022 all cash and cash equivalents consisted of deposits held in business accounts at banks in the United States.

f. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is generated by selling products direct to consumer on the Company's website and Amazon.com. The Company also has wholesale relationships with distributors and national retailers, as well as small retail stores.

i. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs, purchasing and receiving costs, manufacturing labor and overhead, inbound freight charges, depreciation expense related to manufacturing facilities and warehousing costs, which include rent, labor and overhead costs.

j. Sales tax

The Company collects sales taxes on merchandise purchased by customers and remits those taxes to the various governmental agencies as prescribed by the taxing jurisdictions. Sales tax collections are presented in the statement of income on a net basis (excluded from revenues).

k. Advertising expenses

Advertising and promotional costs are expensed as incurred.

l. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Prepaid marketing expenses

During 2021, the Company received an investment of $210,000 which was made as $80,000 in cash and $130,000 in ad agency services in exchange for 14% of Seir Hill. At the time the valuation of the company was $1.5 million. The Company recorded the $130,000 in agency services as prepaid marketing expenses and recognizes these costs as services are provided over a period that is expected to last roughly four years. The Company recognized $32,500 in advertising expense for these services for the year ended December 31, 2023 and $32,500 for the year ended December 31, 2022.

3. Accounts payable and accrued liabilities

Accounts payable consist of the following:

		2023		2022
Accounts payable and accrued expenses				
Credit card liabilities	$	29,959	$	24,113
Sales and excise tax payable		3		3
Total	$	29,962	$	24,116

4. Related party debt

During 2021 and 2022 the Company received capital and services from its owner, Brian Miller. A summary of amounts owed is provided below.

		2023		2022
Note payable for creative services, interest at 0% per annum, repayable in on balloon payment of $14,486 including , due 2025, secured by assets of Company	$	14,486	$	14,486
Loan payable to Brian Miller, interest at 0% per annum, repayable in on balloon payment of $37,770 including , due 2025, secured by assets of Company		40,270		37,770
Total debt		54,756		52,256
Less: current portion		-		-
Long-term portion of debt	$	54,756	$	52,256

Principal repayments on long-term debt over the next five years are as follows:

2024		-
2025	$	54,756
2026		-
2027		-
2028		-
Subsequent		-
Total	$	54,756

5. Commitments and contingencies

Seir Hill, LLC
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Subsequent events

Management evaluated all activity of the Company through March 11, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.